

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2020

Vivek Sankaran
Chief Executive Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, ID 83706

> **Re: Albertsons Companies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 5, 2020**
> **File No. 333-236956**

Dear Mr. Sankaran:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2020 letter.

Amendment No.1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

1.   We note your disclosure that as a result of COVID-19 "identical sales increased 47% during the first four weeks of fiscal 2020 (ending March 28, 2020), and increased 21% during the second four weeks of fiscal 2020 (ending April 25, 2020). Identical sales for the first eight weeks of fiscal 2020 increased 34% compared to the comparable period during fiscal 2019. As a result, our cash balance as of April 25, 2020 was approximately $4.0 billion, which includes the proceeds from the ABL Borrowing, and our Net Debt as of April 25, 2020 was approximately $6.7 billion." To contextualize the significance of these percentages for investors, please consider quantifying identical sales for the first

four and eight weeks of fiscal 2019 and your cash balance and Net Debt for the equivalent period in fiscal 2019. In this regard, we note that you have only provided identical sales, Net Debt and cash balances on an annual basis for prior financial periods. As a related matter, please also discuss the impact of COVID-19 on financial statement measures, other than cash balance, to provide additional context for investors. In this regard, a single financial measure, such as cash, may be considered an incomplete picture of your results of operation or financial condition. Please refer to CF Disclosure Guidance: Topic No. 9 (March 25, 2020).

You may contact Jennifer Lopez, at 202-551-3792, or Lilyanna Peyser, at 202-551-3222, with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services